Exhibit 99.1
SATÉLITES MEXICANOS, S.A. DE C.V.
ADVISES THAT HOLDERS OF ITS FIRST PRIORITY NOTES ARE ORGANIZING AND
ANNOUNCES RECEIPT OF $325 MILLION OF COMMITTED EXIT FINANCING
Mexico, D.F. February 28, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) announced on January 25, 2011 in a press release (the “Press Release”) that it had reached an agreement with the holders of more than two-thirds of the outstanding principal amount of its Second Priority Senior Secured Notes due 2013 (the “Second Priority Senior Secured Notes”) regarding a comprehensive recapitalization to be effected through a prepackaged plan of reorganization to be filed in the United States Bankruptcy Court for the District of Delaware (the “Plan”), certain terms of which were discussed in the Press Release.
The Company has been advised that certain of the holders of Satmex’s First Priority Senior Secured Notes due 2011 (the “First Priority Senior Secured Notes”) have retained Michael J. Sage (tel: 212.698.3503) of Dechert LLP as their counsel in this matter and are planning an organizational telephone conference at 5:00 p.m. Eastern Time on Wednesday, March 2, 2011 to discuss next steps. Holders of the First Priority Senior Secured Notes who would like to participate on that call may contact Mr. Sage directly in advance.
The Company is presently confirming that under the terms of the proposed Plan, holders of the First Priority Senior Secured Notes will be paid out in cash at par plus accrued interest without premium or penalty. To the extent not paid pursuant to a bankruptcy court order authorizing the use of cash collateral or otherwise, the accrued and unpaid fees and expenses of the indenture trustee and the collateral trustee related to the First Priority Senior Secured Notes (including the accrued and unpaid fees and expenses of their counsel and the counsel to the ad hoc committee of holders of the First Priority Senior Secured Notes) will be paid in full in cash on the effective date of the Plan.
Satmex has also entered into a commitment letter with Jefferies Finance LLC providing for $325 million of committed senior secured exit financing, which may be used, along with the proceeds of the previously-announced $96.25 million fully-backstopped rights offering of equity securities to holders of Second Priority Senior Secured Notes, to, among other things, repay the First Priority Senior Secured Notes as outlined above and fund the timely completion of Satmex 8, a satellite scheduled to be launched in 2012 to replace the Company’s Satmex 5 satellite.
Completion of the transaction is subject to certain regulatory approvals and other conditions precedent.
This press release is for informational purposes only and does not constitute a solicitation to accept or reject the proposed Plan referred to herein or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor and Forward-Looking Statements
This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the solicitation of votes to approve the Plan, the confirmation of the Plan by the applicable bankruptcy court, Satmex’s ability to obtain the financing necessary to consummate the Plan, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.
About Satmex
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”), with coverage to more than 90% of the population of, and more than 45 nations and territories located in, the Americas. Satmex is one of only two privately-held FSS providers based in Latin America. Satmex has designed, procured and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet of satellites for full-time and occasional services in both C-and Ku-Bands consists of three satellites, Solidaridad 2; Satmex 5; and Satmex 6, in contiguous orbital positions.